EXHIBIT 23.2

                           [LETTERHEAD OF KPMG]

The Board of Directors
Cineplex Odeon Corporation

We consent to the incorporation by reference in the registration statement on Form S-8 of LTM Holdings, Inc. (to be renamed Loews Cineplex Entertainment Corporation) pertaining to the LTM Holdings, Inc. 1997 Stock Incentive Plan and the Cineplex Odeon Corporation Stock Option Plan, of our report dated February 13, 1998 with respect to the consolidated balance sheets of Cineplex Odeon Corporation as of December 31, 1997 and 1996, and the related consolidated statements of income and changes in shareholders' equity and cash resources for each of the years in the three year period ended December 31, 1997, included in the Annual Report on Form 10K of Cineplex Odeon Corporation for the year ended December 31, 1997.



/s/ KPMG

Chartered Accountants
Toronto, Canada

May 8, 1998